UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Templeton Global Income Fund
(Name of Issuer)

Common Shares, No par value
(Title of Class of Securities)

880198106
(CUSIP Number)

Saba Capital Management, L.P.
405 Lexington Avenue
58th Floor
New York, NY 10174
Attention: Michael D'Angelo
(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 880198106	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,296,994
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,296,994
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 32,296,994
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.44%
14	TYPE OF REPORTING PERSON PN; IA

The percentages used herein are calculated based upon 102,721,927 shares of common stock outstanding as of 4/1/22, as disclosed in the company's definitive proxy statement filed with the SEC on 4/13/2022.

CUSIP No. 880198106	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,296,994
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,296,994
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 32,296,994
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.44%
14	TYPE OF REPORTING PERSON IN

The percentages used herein are calculated based upon 102,721,927 shares of common stock outstanding as of 4/1/22, as disclosed in the company's definitive proxy statement filed with the SEC on 4/13/2022.

CUSIP No. 880198106	SCHEDULE 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,296,994
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,296,994
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 32,296,994
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.44%
14	TYPE OF REPORTING PERSON OO

The percentages used herein are calculated based upon 102,721,927 shares of common stock outstanding as of 4/1/22, as disclosed in the company's definitive proxy statement filed with the SEC on 4/13/2022.

CUSIP No. 880198106	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 14 amends and supplements the statement on Schedule 13D filed with the SEC on 11/18/20, as amended by Amendment No. 1 filed 12/9/20, Amendment No. 2 filed 12/16/20, Amendment No. 3 filed 12/28/20, Amendment No. 4 filed 12/29/20, Amendment No. 5 filed 1/14/21, Amendment No. 6 filed 1/29/21, Amendment No. 7 filed 5/12/21, Amendment No. 8 filed 7/9/21, Amendment No. 9 filed 7/27/21, Amendment No. 10 filed 8/10/21, Amendment No. 11 filed 11/29/21, Amendment No. 12 filed 12/16/21, and Amendment No. 13 filed 12/28/2021; with respect to the common shares of Templeton Global Income Fund. This Amendment No. 14 amends Items 3, 4, 5, and 6 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 is hereby amended and supplemented as follows:

The Reporting Persons’ response to Item 5(c) is incorporated herein by reference.

Item 4.	PURPOSE OF TRANSACTION
Item 4 is hereby amended and supplemented as follows:

The Reporting Persons’ response to Item 5(c) is incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER
Item 5 is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 102,721,927 shares of common stock outstanding as of 4/1/22, as disclosed in the company's definitive proxy statement filed with the SEC on 4/13/2022.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Reporting Persons have agreed to purchase an aggregate of 2,622,816 Common Shares from third parties at 99.56% of the Fund’s NAV if Saba’s nominees win the trustee election or at 95% of NAV if Saba’s nominees lose the trustee election.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented as follows:

The Reporting Persons’ response to Item 5(c) is incorporated herein by reference.

CUSIP No. 880198106	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 6, 2022

SABA CAPITAL Management, L.P.

By: /s/ Michael D’Angelo
Name: Michael D'Angelo
Title: Chief Compliance Officer

SABA CAPITAL Management GP, LLC

By: /s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Authorized Signatory

By: /s/ Michael D’Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed